UNIVERSITY GENERAL HEALTH SYSTEM, INC.
7501 Fannin Street
Houston, TX 77054
713-375-7100
October 4, 2011
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance	Ibolya Ignat Staff Accountant Division of Corporation Finance

Mark Brunhofer Accounting Reviewer Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed May 9, 2011
Form 10-Q/A for the Quarterly Period Ended March 31, 2011
Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-54064
Ladies and Gentlemen:
Reference is made to the comment letter dated September 6, 2011 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission: (i) Form 10-K for the Year Ended December 31, 2010, filed May 9, 2011; (ii) Form 10-Q/A for the Quarterly Period Ended March 31, 2011, filed August 15, 2011; (iii) Form 10-Q for the Quarterly Period Ended June 30, 2011, Filed August 15, 2011; File No. 000-54064.
The Company’s response to each item of the Comment Letter is set forth below opposite the number corresponding to such item in the Comment Letter.

Securities and Exchange Commission
October 4, 2011

Form 10-Q/A for the Quarterly Period Ended March 31, 2011
Notes to the Consolidated Financial Statements
Note 1 — Organization and Description of Business, page 8
1.	You disclose that you accounted for the Merger on March 28, 2011 as a reverse acquisition of SeaBridge by the UGH Partnerships under the purchase method of accounting and treated the transaction as a recapitalization with UGH Partnerships as the accounting acquirer. We have long held that the acquisition of a private operating company by a non-operating public shell corporation in which the owners and management of the private operating company have effective control of the combined company is in substance a capital transaction rather than a business combination. Please clarify for us whether you account for the Merger transaction as a business combination under the acquisition method of accounting or as a capital transaction and reference for us the authoritative literature you rely upon to support your accounting. If you account for the transaction as a capital transaction, please explain to us how SeaBridge qualified as a non-operating public shell. In addition, please explain to us why the Merger transactions reflected as a 31.5 million share decrease in your statement of shareholders’ deficit instead of a 16.5 million share issuance comprised of the 151.5 million shares of SeaBridge outstanding minus the 135 million shares cancelled in exchange for divesting SeaBridge’s freight transport business. Also explain why the number of your shares outstanding at December 31, 2010 equals the 151.5 million shares of SeaBridge then outstanding.
Response: Below are our responses to the following comments:
1) Please clarify for us whether you account for the Merger transaction as a business combination under the acquisition method of accounting or as a capital transaction and reference for us the authoritative literature you rely upon to support your accounting.
We accounted for the Merger transaction as a recapitalization resulting from the acquisition by a non-operating public company that is not a shell company (as defined in Rule 12b-2 under the Securities Exchange Act of 1934). This accounting treatment as a recapitalization is consistent with Commission guidance promulgated in staff speeches and the SEC Reporting Manual, Topic 12 on Reverse Acquisitions and Recapitalizations. As such, the transaction is outside the scope of FASB ASC 805. Specifically, the Merger transaction was treated as a reverse recapitalization in which the entity that issues securities (the legal acquirer) is determined to be the accounting acquiree, while the entity receiving securities (the legal acquiree) is the accounting acquirer. As disclosed in our Forms 10-Q/A and 10-Q ended March 31 and June 30, 2011, Note 1, Organization and Description of Business, SeaBridge Freight Corp. (“SeaBridge”) acquired University General Hospital, LP and University Hospital Systems, LLP (“UGH Partnerships”) in exchange for the issuance of 232,000,000 shares of SeaBridge common stock. In accordance with the abovementioned guidance, SeaBridge, which divested its freight business in conjunction with the Merger (leaving only the business of the UGH Partnerships), was determined to be the accounting acquiree and the UGH Partnerships the accounting acquirer.

Securities and Exchange Commission
October 4, 2011

2) Also explain why the number of your shares outstanding at December 31, 2010 equals the 151.5 million shares of SeaBridge then outstanding.
Under reverse merger accounting (i.e., recapitalization), historical financial statements of the legal acquiree (accounting acquirer), are presented with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).
In connection with and immediately following the Merger, SeaBridge changed its name to University General Health System, Inc., and divested of its wholly-owned and operating subsidiary, SeaBridge Freight, Inc. In accordance with the guidance above, we presented the financial statements of UGH Partnerships (the accounting acquirer) under the name of University General Health System, Inc., former SeaBridge (the accounting acquiree). The financial statements of UGH Partnerships were presented with one adjustment, which is to retroactively adjust the UGH Partnerships legal capital to reflect the legal capital of SeaBridge. Therefore, the number of shares outstanding at December 31, 2010 disclosed in our Forms 10-Q/A and 10-Q equaled the 151.5 million shares of SeaBridge then outstanding.
3) In addition, please explain to us why the Merger transactions reflected as a 31.5 [Note that the reference should be 31.2 as shown in our statement of shareholders’ equity (deficit)] million share decrease in your statement of shareholders’ deficit instead of a 16.5 million share issuance comprised of the 151.5 million shares of SeaBridge outstanding minus the 135 million shares cancelled in exchange for divesting SeaBridge’s freight transport business.
We followed the accounting treatment for reverse mergers (recapitalization); accordingly, we presented the UGH Partnerships shares’ activity on the statement of shareholders’ equity (deficit) using the capital structure of SeaBridge. As a result, we presented first the balance at December 31, 2010 to reflect the legal capital of SeaBridge of 151.5 million shares, as further discussed in our response 2) above. Then we presented issued and redeemed capital of the UGH Partnerships outstanding prior to our business acquisition, which totaled to 132.7 million shares, restated to reflect the equity structure of SeaBridge. Finally, we showed the effect of reverse merger, calculated at 31.2 million shares.

Securities and Exchange Commission
October 4, 2011

In the table below, please see the reconciliation of a 31.2 million share decrease shown in our statement of shareholders’ equity (deficit) with our disclosures in the Notes:

Shares issued by SeaBridge to former owners of UGH Partnerships at the acquisition date, per Note 1 and 4	232,000,000

Shares cancelled by UGHS upon divestiture of SeaBridge Freight, Inc., following the acquisition, per Note 1 and 4	(135,000,000)

Sum of shares issued and redeemed by UGH Partnerships in January and February 2011, prior to acquisition, per Note 10 and as individually listed on the statement of shareholders’ equity (deficit)	(132,659,786)

Shares issued at the closing for the acquisition	3,000,000

Shares issued by SeaBridge prior to acquisition	1,501,116

Total shares due to reverse merger effect	31,158,670
In reviewing our disclosures related to the Merger in Notes 1 and 4, we recognize that we should disclose the additional 3 million shares issued at the closing of the Merger. Furthermore, in Note 10, Equity, we propose to present a reconciliation of the 31.2 million share decrease in our statement of shareholders’ equity (deficit). We plan to include the revised disclosure in our future periodic filings.
2.	You identify yourself as a smaller reporting company and provided only two years of financial information in your June 14, 2011 Form 8-K/A. Please explain to us how you qualify as a smaller reporting company after the March 28, 2011 Merger transaction and reference for us the authoritative guidance you rely upon to support your status. In addition, please explain to us why you did not provide three years financial information in your June 14, 2011 Form 8-K/A; please see Item 9.01(c) of Form 8-K and Section II.D.3. of SEC Release No. 33-8587.

Securities and Exchange Commission
October 4, 2011

Response: Smaller Public Company Determination
We have identified ourselves as a smaller reporting company in accordance with Rule 12b-2 of the Exchange Act. The definition of smaller public company within this rule requires us to make the public float determination annually “as of the last business day of the second fiscal quarter of the issuer’s previous fiscal year.” Our fiscal year is based on the calendar year. Accordingly, we qualified as a smaller public company for 2011 because our public float on June 30, 2010 was significantly less than the $75,000,000 threshold. The determination section of Rule 12b-2 goes on to provide: “An issuer in this category must reflect the determination in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter, and in subsequent filings for that fiscal year.” As a result, we checked the “smaller public company” box on our Form 10-Q reports for both the first and second quarters of 2011, and we expect to check this box in subsequent filings for the remainder of the 2011 fiscal year.
Financial Statement Requirements
We did not file three years of financial information in our Form 8-K/A because we were a smaller reporting company and only two years of historical statements are required for a smaller reporting company. While SeaBridge was treated as a non-operating company for accounting purposes, SeaBridge did not meet the definition of shell company under Rule 12b-2 under the Securities Exchange Act of 1934.
Note 3 — Summary of Significant Accounting Policies
Basis of Presentation, page 9
3.	You disclose that your amended form 10-Q for the quarter ended March 31, 2011 includes your consolidated financial statements for the three months ended March 31,2011, reviewed by your auditor under SAS 100. You make similar statements in your June 30, 2011 Form 10-Q. Please amend your March 31, 2011 and June 30, 2011 Forms 10-Q to include the reports of your auditor on the review of your interim financial statements as required by Rules 8-03 and 10-01(d) of Regulation S-X. As an alternative, amend these filings to remove the statements that your consolidated financial statements for the periods ended March 31, 2011 and June 30, 2011 were reviewed by your auditor under SAS 100.
Response: We will file an amendment to our Forms 10-Q for March 31, 2011 and June 30, 2011 removing the statements that our consolidated financial statements were reviewed by our auditor under SAS 100.
4.	You disclose that it was necessary to amend your March 31, 2011 quarterly report in order to restate your consolidated financial statements as of December 31, 2010 and March 31, 2011 and for the three months ended March 31, 2010 to reflect audit adjustments made to the December 31, 2010 consolidated financial statements included in your Form 10-K. Please tell us why you did not file an Item 4.02 Form 8-K associated with your original Form 10-Q for March 31, 2011.

Securities and Exchange Commission
October 4, 2011

Response: Item 4.02 of the Form 8-K must be filed when any previously issued financial statements should no longer be relied upon because of an error in such financial statements.
The adjustments to the statement of operations for the three months ended March 31, 2011 aggregated a $61,539 net decrease in the Company’s net loss and was comprised of: decrease in accrued expenses of $210,314, partially offset by increases in interest expense of $67,775 and state tax expense of $81,000. The adjustments to the statement of operations for the three months ended March 31, 2010 aggregated a $173,761 net decrease in the Company’s net loss and was comprised of: decrease in accrued expenses of $336,836, partially offset by increases in interest expense of $48,075 and state tax expense of $115,000. The remaining adjustments to the March 31, 2011 and 2010 statements of operations were reclassifications. The net decrease in net loss for the three months ended March 31, 2011 and 2010 equated to only $0.0019 per share and $0.0004 per share, respectively, and did not result in a change in earnings or other trends.
The adjustments to the March 31, 2011 balance sheet resulted in a net increase in total assets of $335,627, representing 0.5%, a net increase in total liabilities of $2,470,338, representing 2.8%, and a net increase in total shareholders’ deficit of $2,134,711, which included a $1,084,713 increase in accumulated deficit, primarily related to adjustments attributable to years prior to 2010. The adjustments to the December 31, 2010 balance sheet resulted in a net increase in total assets of $335,448, representing 0.3%, a net increase in total liabilities of $2,431,698, representing 2.4%, and a net increase in total shareholders’ deficit of $2,196,256, which included a $1,081,157 increase in accumulated deficit, primarily related to adjustments attributable to years prior to 2010.
The Company originally filed its Form 10-Q for the quarterly period ended March 31, 2011 with the following disclosure: “Rule 10-01(d) of Regulation S-X requires that interim financial statements included in quarterly reports on Form 10-Q be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Securities and Exchange Commission (SEC). The Company has been unable to obtain a review of its financial statements included in this report before the filing date because the audit of historical financial statements in connection with the March 28, 2011 merger transaction has not yet been completed. The Company expects these audits to be completed by the June 13, 2011 which is the 8K filing date. Consequently, the accompanying consolidated financial statements as of March 31, 2011 and for the quarter ended March 31, 2010 have not been reviewed by an independent public accountant in accordance with Statement of Auditing Standards No. 100, Interim Financial Information (“SAS 100”). The financial statements included herein will be reviewed in accordance with SAS 100 following the completion of the audit (expected on or before June 13, 2011) and the Company will file any necessary amendments to this Form 10-Q.”

Securities and Exchange Commission
October 4, 2011

Upon the completion of the audit for the year ended December 31, 2010 and the SAS100 review of the quarters ended March 31, 2011 and 2010, management of the Company evaluated the effect of correction of certain identified errors on its previously filed financial statements contained in the Form 10-Q for the quarterly period ended March 31, 2011, concluding the restatement adjustments, individually and in the aggregate, did not rise to a level of materiality that would result in a conclusion that the previously issued financial statements could no longer be relied upon. Accordingly, the Company did not file an Item 4.02 Form 8-K. In reaching this conclusion, management applied a considerable amount of judgment and considered both quantitative and qualitative factors, including: the nature of the adjustments, the immateriality of the aggregate impact on net loss per share, that the adjustments did not cause the financial statements as a whole to be materially misstated or misleading, that the adjustments did not change earnings or other trends, and that the adjustments did not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.
Although the Company concluded that the previously issued financial statements could continue to be relied upon and that an Item 4.02 Form 8-K was not necessary, the Company’s filed an amended Form 10-Q for the quarterly period ended March 31, 2011 upon completion of the audit of the year ended December 31, 2010 and the SAS100 review of the quarters ended March 31, 2011 and 2010.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls Procedures, page 51
5.	You disclose that as of the end of the period covered by your March 31, 2011 and June 30, 2011 reports, you carried out an evaluation, under the supervision and with the participation of management, including your chief executive officer and chief financial officer, of the effectiveness of the design and operation of your disclosure controls and procedures. Based on that evaluation, you concluded that there was a material weakness in your internal control over financial reporting at the end of the periods covered by your reports. Please provide us proposed disclosure to be included in amendments of your periodic filings that states, in clear and unqualified language, whether your disclosure controls and procedures are effective or ineffective as of March 31, 2011 and June 30, 2011. If you believe your disclosure controls and procedures are effective, please disclose why in light of your identified material weaknesses.

Securities and Exchange Commission
October 4, 2011

Response: We propose to include the following disclosure in our Evaluation of Disclosure Controls Procedures section in amendments of our Form 10-Qs for the periods ended March 31, 2011 and June 30, 2011, to include disclosure that “the Company’s internal control over financial reporting was ineffective.”
Evaluation of Disclosure Controls Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Disclosure and control procedures are also designed to ensure that such information is accumulated and communicated to management, including the interim chief executive officer and interim chief financial officer, to allow timely decisions regarding required disclosures.
As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, management is required to apply its reasonable judgment.
Based on the evaluation described above, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, the Company’s internal control over financial reporting was ineffective. We identified several material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to inadequate staffing within our accounting department, lack of consistent policies and procedures within our newly formed operating segments, and inadequate monitoring of controls, including the Company’s lack of an audit committee. To mitigate these weaknesses, we have engaged an outside accounting firm to assist us with accounting and financial reporting, including internal controls over financial reporting.

Securities and Exchange Commission
October 4, 2011

Exhibits 31: Certifications
6.	Please revise your certifications to be worded exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please remove the titles of your officer and the name of your company from the first line.
Response: The requested revisions will be made in an amendment to the Forms 10-Q for March 31, 2011 and June 30, 2011.
Form 10-Q for the Quarterly Period Ended June 30, 2011
7.	You were required to file as an exhibit in your first quarterly period ending on or after June 15, 2011 interactive data Using Extensible Business Reporting Language (XBRL)Technology. Refer to Item 601(b)(101) of Regulation S-K. Please tell us why you did not include interactive data using XBRL technology in your Form 10-Q for the Quarter ended June 30, 2011.
Response: Rule 405(a)(ii)(2) of Regulation S-T permits the first XBRL data exhibit to be filed by an amendment within 30 days after the earlier of the due date or filing date of the Form 10-Q. Accordingly on September 14, 2011 we filed our XBRL data exhibits to an amendment to the Form 10-Q for the quarter ended June 30, 2011.
Consolidated Financial Statements (Unaudited)
Note 3 — Summary of Significant Accounting Policies
Revenue Recognition, page 12
8.	Please provide us proposed revised disclosure to be included in future periodic reports of your revenue recognition policies associated with the senior care services and billing, coding and revenue cycle management services revenue streams added as a result of your acquisitions of TrinityCare and Autimis.
Response: We propose to include the following revised revenue recognition disclosure in our Summary of Significant Accounting Policies footnote contained in future periodic reports, to include revenue recognition policies related to our Senior Living and Revenue Management segments.

Securities and Exchange Commission
October 4, 2011

Revenue Recognition
Hospital Segment
Revenues related to the Company’s Hospital segment consist primarily of net patient service revenues, which are based on the facilities’ established billing rates less allowances and discounts. Net patient service revenues for the three months ended September 30, 2011 and 2010 were $_and $_, respectively, and are based on gross patient service revenues of $  _____  and $_, net of contractual adjustments of $  _____  and $_, respectively. Net patient service revenues for the nine months ended September 30, 2011 and 2010 were $_ and $_, respectively, and are based on gross patient service revenues of $  _____  and $_, net of contractual adjustments of $  _____  and $_, respectively.
UGH LP has agreements with third-party payors that provide for payments to UGH LP at amounts different from its established rates. Payment arrangements include prospectively-determined rates per discharge, reimbursed costs, discounted charges, and per diem payments. Net patient service revenue is reported at the estimated net realizable amount from patients, third-party payors, and others for services rendered, including estimated contractual adjustments under reimbursement agreements with third party payors. Allowances and discounts are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. These allowance and discounts are related to the Medicare and Medicaid programs, as well as managed care contracts.
For the three months ended September 30, 2011 and 2010, net patient service revenue from the Medicare and Medicaid programs accounted for approximately _% and _% of total net patient service revenue, respectively, and net patient service revenue from managed care contracts accounted for approximately _% and _% of net patient service revenue, respectively. For the nine months ended September 30, 2011 and 2010, net patient service revenue from the Medicare and Medicaid programs accounted for approximately _% and _% of total net patient service revenue, respectively, and net patient service revenue from managed care contracts accounted for approximately _% and _% of net patient service revenue, respectively.

Securities and Exchange Commission
October 4, 2011

Senior Living Segment
Revenues related to the Company’s Senior Living segment consist primarily of resident fees, entrance fees, community fees, and management fees. Resident fee revenue is recorded when services are rendered and consists of fees for basic housing, support services and fees associated with additional services such as personalized assisted living care. Residency agreements are generally non-binding, for a term of one year, with resident fees billed monthly in advance.
The TrinityCare Facilities have residency agreements that require the resident to pay an upfront fee prior to occupying the senior living community. The non-refundable portion of the entrance fee is recorded as deferred revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident’s entrance fee is generally refundable within a certain number of months or days following contract termination. In such instances, the refundable portion of the fee is not amortized and included in refundable entrance fees and deferred revenue.
All refundable amounts due to residents at any time in the future, including those recorded as deferred revenue, are classified as current liabilities. The non-refundable portion of entrance fees expected to be earned and recognized in revenue in one year is recorded as a current liability. The balance of the non-refundable portion is recorded as a long-term liability.
The majority of community fees received by the TrinityCare Facilities are non-refundable and are recorded initially as deferred revenue. The deferred amounts, including both the deferred revenue and the related direct resident lease origination costs, are amortized over the estimated stay of the resident, which is consistent with the contractual terms of the resident lease. The refundable portion of a resident’s community fee is generally refundable within a certain number of months or days following the resident’s move-in into the community. In such instances, the refundable portion of the fee is not amortized and included in refundable community fees and deferred revenue.
TrinityCare LLC provides management services to the TrinityCare Facilities, as well as an assisted living community and two memory care greenhouses in Georgia. Management fee revenue is determined by an agreed upon percentage of gross revenues and recorded as services are provided. Management fee revenue received from the TrinityCare Facilities has been eliminated in consolidation.

Securities and Exchange Commission
October 4, 2011

Revenue Management Segment
Billing and coding revenues are generated from revenue cycle management services provided by Autimis to UGH LP and other third-party clients. Fees charged for these services are defined in service agreements and based upon a stated percentage of cash collections. Revenue is recognized as services are performed. Billing and coding fee revenue received from UGH LP has been eliminated in consolidation.
Income Taxes, page 13
9.	You disclose that you record reserves for uncertain tax positions when an exposure is identified and when you believe it is more likely than not that a tax position will not be sustained and the amount of the liability can be estimated. Please explain to us how your policy complies with GAAP and reference for us the authoritative literature you rely upon to support your position. In your response, please explain how your policy complies with the requirements in ASC 740-10-25-6 to account for the effects of a tax position only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Also, please explain how your policy complies with the requirements in ASC 740-10-30-7 to record the largest amount of tax benefit associated with a tax position that meets the more-likely-than-not recognition threshold that is greater than 50 percent likely of being realized.
Response: After reviewing the Company’s disclosure for uncertain tax positions, we concluded the disclosure for income taxes is not consistent with our accounting policy for income taxes, which is to account for the effects of a tax position when we have deemed that it is more likely than not that the position will be sustained upon examination on its technical merits, in accordance with ASC 740-10-25-6 and our policy for recording the amount of such tax benefit in accordance with ASC 740-10-30-7. We plan to include the revised disclosure in our future periodic filings.
Income Taxes
The Company accounts for income taxes under the FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

Securities and Exchange Commission
October 4, 2011

The Company records and reviews quarterly its uncertain tax positions. The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company measures a tax position that meets the more-likely-than-not recognition threshold as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. In its measurement of a tax position that meets the more-likely-than-not recognition threshold, the Company considers the amounts and probabilities of the outcomes that could be realized upon settlement using the facts and circumstances and information available at the reporting date.
Business Combinations, page 13
10.	Please provide us proposed revised disclosure to be included in future periodic reports related to your acquisitions that addresses the following:
•	Indicate that the business acquisition was accounted for under the acquisition methods indicated in ASC 805-10-05-4.
•	Remove reference to the allocation of the purchase price. Under ASC 805, assets acquired and liabilities assumed are generally recorded at their fair values.
•	Indicate that goodwill for your acquisitions represents the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.
•	Indicate that transactions costs are expensed as incurred.
Response: We propose the following revised disclosure to be included in future periodic reports related to acquisitions:
Business Combinations
The Company accounts for its business acquisitions under the acquisition method of accounting as indicated in FASB ASC 805, “Business Combinations”, which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; and establishes the acquisition date as the fair value measurement point. Accordingly, the Company recognizes assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities and non-controlling interest in the acquiree, based on fair value estimates as of the date of acquisition. In accordance with ASC 805, the Company recognizes and measures goodwill as of the acquisition date, as the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.

Securities and Exchange Commission
October 4, 2011

All acquisition-related transaction costs have been expensed as incurred rather than capitalized as a part of the cost of the acquisition.
Acquired Assets and Assumed Liabilities
Pursuant to ASC 805-10-25, if the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, but during the allowed measurement period not to exceed one year from the acquisition date, the Company retrospectively adjusts the provisional amounts recognized at the acquisition date, by means of adjusting the amount recognized for goodwill.
Contingent Consideration
In certain acquisitions, the Company agrees to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain negotiated future goals, such as targeted earnings levels. The Company records contingent consideration based on its estimated fair value as of the date of the acquisition. The Company evaluates and adjusts the value of contingent consideration, if necessary, at each reporting period based on the progress toward achievement of targets on which issuance of the contingent consideration is based. Any differences between the acquisition-date fair value and the changes in fair value of the contingent consideration subsequent to the acquisition date are recognized in current period earnings until the arrangement is settled.
11.	Please provide us proposed disclosure to be included in future periodic reports to disclose your policy for testing your goodwill balances for impairment. Your disclosure should clarify how you allocate goodwill to reporting units. For any reporting unit at risk of failing step one in the goodwill impairment test, please disclose the following information:
•	The date you perform your annual impairment test;
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;

Securities and Exchange Commission
October 4, 2011

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response: Effective September 2011, the Company accounts for its goodwill in accordance with the Accounting Standards Update 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (Topic 350) Testing Goodwill for Impairment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company adopted early application as permitted by ASU 2011-08.
Below is our proposed disclosure to be included in future periodic reports, in the accompanying Notes to our consolidated financial statements, Note SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, and in the Critical Accounting Policies section of our MD&A, to disclose our policy to testing goodwill balances for impairment:
Goodwill
Effective September 2011, the Company accounts for its goodwill in accordance with the Accounting Standards Update 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (Topic 350) Testing Goodwill for Impairment. Goodwill represents the excess of the fair value of consideration paid over the fair value of identified net assets recognized and represents the future economic benefits arising from assets acquired that could not be individually identified and separately recognized. The Company assesses the carrying amount of goodwill by testing the goodwill for impairment annually, on December 31, and whenever events or changes in circumstances or a triggering event indicate that the carrying amount may not be recoverable.
In accordance with ASU 2011-08, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it performs the two-step impairment test. Under ASU 2011-08, the Company has also an option to bypass the qualitative assessment described above for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test.

Securities and Exchange Commission
October 4, 2011

In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of that unit, goodwill is not impaired and no further testing is required. If the carrying value of the reporting unit exceeds the fair value of that unit, then a second step must be performed to determine the implied fair value of the reporting entity’s goodwill. The second step of the goodwill impairment analysis requires the allocation of the fair value of the reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded. The Company presents a goodwill impairment charge as a separate line item within income from operations.
Goodwill did not exist prior to 2011. For the Company’s December 31, 2011 goodwill impairment test, the Company concluded the existence of two reporting units to which goodwill is allocated: the Senior Living segment and the Revenue Management segment with allocated goodwill balances of $  _____  and $  _____, respectively. Significant qualitative factors, estimates and judgments were involved in this assessment. The qualitative factors include macroeconomic conditions, industry and market considerations, the Company’s overall financial performance, cost factors, and entity-specific events such as changes in strategy, management, key personnel, or customers. Other significant estimates and judgments include the use of valuation methods for determining the fair value of goodwill assigned to each of the reporting units and the applicable assumptions included in those valuation methods such as financial projections, discount rates, tax rates and other related assumptions. Additionally, these estimates and judgments include the assumptions utilized to arrive at the market values of the fixed assets assigned to these reporting units and the reliability of other assets assigned to the reporting units. The results of our December 31, 2011 impairment test indicated that the fair value of goodwill exceeded its carrying amount by  _____%, therefore no impairment was required.

Securities and Exchange Commission
October 4, 2011

Note 5 — Acquisitions, page 15
12.	You disclose that you executed asset acquisitions of the TrinityCare Facilities and acquired 51% of the ownership interests of TrinityCare LLC. Please demonstrate to us how your acquisition of TrinityCare qualifies as a business to be accounted for under the acquisition method as required by ASC 805-10-25-1. Revise your disclosure to clarify.
Response: ASC 805-10-20 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. ASC 805-10-55-4 states that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. The three elements of a business are defined as follows:
a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.
b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.
c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.
UGHS, through wholly-owned subsidiaries, acquired controlling interest in TrinityCare LLC and 100% of the assets and liabilities of the TrinityCare Facilities, consisting of current operating assets, long-lived tangible assets, and intangible assets. The acquired assets and assumed liabilities of the TrinityCare Facilities constitute a business in that each facility consisted of integrated processes and assets capable of providing a return in the form of dividends and resulting in desired outputs, including services to its residents and the revenues resulting from such services. The disclosure of the TrinityCare acquisitions included in the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2011 is as follows:
“On June 28, 2011, UGHS, through wholly-owned subsidiaries, executed asset acquisitions of the TrinityCare Facilities and acquired 51% of the ownership interests of TrinityCare LLC, collectively referred to as “TrinityCare”.”

Securities and Exchange Commission
October 4, 2011

To better clarify the acquisitions of the TrinityCare Facilities, we plan to include the following disclosure in future filings:
“On June 28, 2011, UGHS, through wholly-owned subsidiaries, acquired 100% of the assets and assumed 100% of the liabilities of the TrinityCare Facilities and acquired 51% of the ownership interests of TrinityCare LLC, collectively referred to as “TrinityCare”.”
13.	You identify various intangible assets you anticipate recording associated with your acquisitions of TrinityCare and Autimis, yet you do not provide any estimate of these intangible assets in your acquisition accounting. Please provide us proposed revised disclosure to be included in future periodic reports that provides provisional estimates of all identifiable assets acquired and liabilities assumed in your business combinations. Clarify which assets and liabilities are provisional and subject to adjustment during the measurement period and what must happen to finalize your provisional estimates. Please see ASC 805-10-25-13.
Response: Below is our proposed revised disclosure to be included within our Acquisition note in future periodic reports which provides provisional estimates of all identifiable assets acquired and liabilities assumed in our acquisition of TrinityCare and Autimis.
TrinityCare
As of September 30, 2011, the Company has retrospectively adjusted the purchase price allocation and reduced goodwill and increased identifiable intangible assets by $ _____ million. The acquired intangible assets include $ _____ million of customer relationships, $ _____ million of trademarks and trade names, and $ _____ million of technology. The amounts assigned to customer relationships, trademarks and trade names, and technology are amortized over the estimated useful life of  _____  years,  _____  years, and  _____  years, respectively. The purchase price allocation for the acquisition reflects various preliminary fair value estimates and analyses, which are subject to change within the measurement period as valuations are finalized. Measurement period adjustments that we determine to be material will be applied retrospectively to the period of acquisition in our consolidated financial statements.

Securities and Exchange Commission
October 4, 2011

Autimis
As of September 30, 2011, the Company has retrospectively adjusted the purchase price allocation and reduced goodwill and increased identifiable intangible assets by $ _____ million. The acquired intangible assets include $ _____ million of technology. The amount assigned to technology is amortized over the estimated useful life of  _____  years. The purchase price allocation for the acquisition reflects various preliminary fair value estimates and analyses, which are subject to change within the measurement period as valuations are finalized. Measurement period adjustments that we determine to be material will be applied retrospectively to the period of acquisition in our consolidated financial statements.
14.	You record noncontrolling interest in equity of $3.781 million associated with your 51% acquisition of TrinityCare LLC. In the table on page 16, you appear to attribute this entire amount to goodwill. Please tell us how you determined your noncontrolling interest and reference for us the authoritative literature you relied upon to support your accounting. In your response please explain whether you considered only the goodwill or all the assets and liabilities associated with your acquisition of TrinityCare LLC and whether you valued the noncontrolling interest at the acquisition-date fair value as required by ASC 802-20-30-1.
Response: ASC 805-20-30-1 states “An acquirer sometimes will be able to measure the acquisition-date fair value of a noncontrolling interest on the basis of active market prices for the equity shares not held by the acquirer. In other situations, however, an active market price for the equity shares will not be available. In those situations, the acquirer would measure the fair value of the noncontrolling interest using other valuation techniques.”
As there were no active market prices of the privately owned TrinityCare LLC, we relied on other valuation techniques to calculate the fair value of the noncontrolling interest acquired in the acquisition of TrinityCare LLC, primarily consisting of consideration of the fair value associated with the 51% controlling ownership acquired by the Company. Considering the relatively equivalent controlling and non-controlling ownership, we considered the purchase price paid by the Company for 51% of TrinityCare LLC of $3,935,356 in our valuation of the 49% non-controlling interest, resulting in a valuation of non-controlling interest at the date of acquisition of $3,781,028.

Securities and Exchange Commission
October 4, 2011

In reviewing the table on page 16, we recognize the description of the $3.781 million should be revised to better reflect the composition of the recorded non-controlling interests, as the fair value of all tangible and intangible assets, goodwill, and assumed liabilities represents amounts attributable to both the Company’s interest and the non-controlling interests. We propose to revise the description in future filings to be “Less: fair value attributable to non-controlling interests”.
15.	You disclose that you will evaluate and adjust the Escrow Shares each reporting period based on TrinityCare’s achievement of meeting its earnings targets as it relates to the Escrow Shares. Please provide us proposed disclosure to be included in future filings to describe the methods and key assumptions used in the valuation of your escrow shares and how the key assumptions were determined. In an appropriate section of your MD&A include a discussion of the degree of uncertainty associated with the key assumptions. Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions or direct us to existing disclosures. In addition, please disclose how you treat the escrow shares for earnings per share purposes and separately reference for us the authoritative literature you rely upon to support your accounting.
Response: Below are our responses to the following comments:
1)	Please provide us proposed disclosure to be included in future filings to describe the methods and key assumptions used in the valuation of your escrow shares and how the key assumptions were determined.
We propose the following disclosure to be included in Note 5 — ACQUISITIONS in future periodic reports, describing the methods and key assumptions used in the valuation of the Company’s escrowed shares:
At June 30, 2011, in connection with the acquisition of TrinityCare, the Company deposited 2,917,805 of its shares into an escrow account (the “Escrow Shares”).
The Escrow Shares will be released to sellers of TrinityCare on the date that is one (1) year following the closing date of June 30, 2011 based on the Earnings Before Interest, Depreciation, Amortization and Management Fees (“EBITDAM”) (determined in good faith by UGHS) generated by the assets acquired for the twelve months ending June 30, 2012. Fifty percent (50%) of the Escrow Shares will be released if TrinityCare’s EBITDAM exceeds the lower threshold specified in the acquisition agreements, and one hundred percent (100%) will be released if the EBITDAM exceeds the highest threshold specified in the acquisition agreements.

Securities and Exchange Commission
October 4, 2011

As of the acquisition date, the Company believed that the issuance of 100% of the Escrow Shares was probable and therefore recorded the approximate $2.8 million fair value of the Escrow Shares as of the date of acquisition. The Company evaluates and adjusts the Escrow Shares each reporting period based on TrinityCare’s achievement of meeting its earnings targets as it relates to the Escrow Shares. In making this determination, the Company considers TrinityCare’s EBITDAM generated to date along with the forecasted EBITDAM projected for the duration of the measurement period. As of September 30, 2011, the Company completed its evaluation of the fair value of the Escrow Shares and concluded that no adjustment was necessary.
2)	In an appropriate section of your MD&A include a discussion of the degree of uncertainty associated with the key assumptions. Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions or direct us to existing disclosures
We propose the following disclosure to be included in future periodic reports, in the Critical Accounting Policies section of our MD&A, related to acquisitions, describing the degree of uncertainty associated with the key assumptions and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions:
Business Combinations
The Company accounts for its business acquisitions under the acquisition method of accounting as indicated in FASB ASC 805, “Business Combinations”, which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; and establishes the acquisition date as the fair value measurement point. Accordingly, the Company recognizes assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities and non-controlling interest in the acquiree, based on fair value estimates as of the date of acquisition. In accordance with ASC 805, the Company recognizes and measures goodwill as of the acquisition date, as the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.
All acquisition-related transaction costs have been expensed as incurred rather than capitalized as a part of the cost of the acquisition.

Securities and Exchange Commission
October 4, 2011

Acquired Assets and Assumed Liabilities
Pursuant to ASC 805-10-25, if the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, but during the allowed measurement period not to exceed one year from the acquisition date, the Company retrospectively adjusts the provisional amounts recognized at the acquisition date, by means of adjusting the amount recognized for goodwill.
Contingent Consideration
In certain acquisitions, the Company agrees to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted earnings levels. The Company considers the key inputs of the arrangement and participant assumptions when developing the best estimate that is used to determine the fair value of the arrangement. The Company estimates the likelihood and timing of achieving the relevant milestones of the contingent consideration. The Company also exercises judgment when applying a probability assessment for each of the potential outcomes.
For the TrinityCare acquisition completed in June 2011, the Company recognized the contingent consideration based on the estimated fair value at the date of acquisition. In making this determination, the Company considered TrinityCare’s EBITDAM generated to date along with the forecasted EBITDAM projected for the duration of the measurement period. The Company evaluates the recorded value of the contingent consideration each subsequent reporting period based on TrinityCare’s achievement of meeting its earnings targets. Management makes estimates regarding the potential outcomes for TrinityCare’s future financial results and progress against the generated EBITDAM to date and the forecasted EBITDAM, which could result in an adjustment to the recorded value of the contingent consideration subsequent to the acquisition date. Any subsequent adjustment to the contingent consideration would be recognized in current period earnings until the arrangement is settled.
Factors that may affect future TrinityCare’s EBITDAM include complex federal, state and local regulations governing the health care industry, high competition in the senior living care market, downturns in the economy, housing market, and unemployment among senior resident family members, a shortage of qualified nurses and other factors as mentioned in “Risk Factors.” These factors can significantly impact the accuracy of the Company’s estimates and materially impact the TrinityCare’s future reported earnings.

Securities and Exchange Commission
October 4, 2011

3)	In addition, please disclose how you treat the escrow shares for earnings per share purposes and separately reference for us the authoritative literature you rely upon to support your accounting.
The Company calculated earnings per share (“EPS”) in accordance with ASC 260 “Earnings Per Share”.
ASC 260-10-45-51 states: “If attainment or maintenance of a specified amount of earnings is the condition and if that amount has been attained, the additional shares shall be considered to be outstanding for the purpose of computing diluted EPS if the effect is dilutive. The diluted EPS computation shall include those shares that would be issued under the conditions of the contract based on the assumption that the current amount of earnings will remain unchanged until the end of the agreement, but only if the effect would be dilutive. Because the amount of earnings may change in a future period, basic EPS shall not include such contingently issuable shares because all necessary conditions have not been satisfied.”
Based on the above guidance, Escrow Shares were not included in the Company’s calculation of basic weighted average shares outstanding, thus the Company’s basic EPS does not include the escrow shares. For diluted EPS, although the Company concluded that the issuance of the Escrow Shares was probable at June 30, 2011, the Escrow Shares were not considered outstanding for the purpose of computing diluted EPS as the effect would be anti-dilutive due to the Company incurring a net loss for the reporting periods.
16.	You disclose that the total purchase consideration for TrinityCare and Autimis were based upon fair market valuations of those entities by independent valuation firms. This disclosure appears to infer that the amount of the purchase consideration was established by third party appraisal firms. Please clarify for us. If you continue to include this disclosure, you must name the appraisal firm and provide their consent in any Securities Act filing that includes or incorporates by reference this statement. On the other hand, if you determined the amount to pay in each acquisition and in doing so considered or relied in part upon a report of a third party appraisal firm, and the disclosure so states, or the disclosure attributes the determination of the amount of consideration paid to you and not the third party appraisal firm, then there would be no requirement to comply with Rule 436 of the Securities Act with respect to the consideration paid. Please refer to Question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules that can be found on our website. Please revise your disclosure accordingly.

Securities and Exchange Commission
October 4, 2011

Response: The total purchase consideration for TrinityCare and Autimis was determined by the Company, with consideration of the valuation report we obtained from a third party appraisal firm, and not based on the valuation from the third party appraisal firm, without input from management of the Company. Accordingly, we propose to revise the disclosure to state the purchase consideration was determined by the Company and remove any reference to a third party appraisal firm.
Note 8 — Notes Payable, page 20
17.	Please provide us your analysis regarding the applicability of ASC 470-60 to the modifications effected to the terms of your debt agreements. To the extent these modifications qualify for troubled debt restructuring accounting treatment, please provide us proposed disclosure to be included in future filings as required by ASC 470-60-50.
Response: We do not believe that we qualify for troubled debt restructuring defined under ASC 470-60 as only one instrument was changed during May of 2011. Amegy Bank agreed to extend the term of their agreement to January 15, 2012. The interest rate and the principal payment schedule remained the same as was agreed to in prior communications with the bank. The interest rate remains at a market rate. There have been no other changes to the terms and conditions of our debt agreements.
Note 12 — Equity Common Stock Offerings, page 25
18.	You disclose the sale of common stock on February 15, 2011 at $0.13 per share. You also disclose three share issuances on February 28, 2011 at $0.09 per share for a key executive compensatory arrangement, a debt exchange and for the termination of a service agreement. Please explain to us how you valued the shares issued in each instance and whether and how you determined any compensation/expense component of each issuance. In your response, please tell us the fair value of your stock on these issuance dates and how you determined these values and bridge these fair values to the $0.81 market price of common stock at the March 28, 2011 Merger date with SeaBridge. Please explain why you sold shares at $0.13 per share on February 15, 2011 and subsequently issued shares at $0.09 on February 28, 2011 when the value of SeaBridge stock on these dates was $0.35 and $0.42 per share, respectively. Separately reference for us the authoritative literature you relied upon to support your accounting.
Response: The Company accounts for equity transactions in accordance with ASC 505, “Equity” and accounted for the equity affect of the Merger transaction as a recapitalization as further discussed in above response to Comment 1.

Securities and Exchange Commission
October 4, 2011

Effective on February 15, 2011, UGH Partnerships entered into Subscription Agreements with certain strategic accredited investors (“Purchasers”), whereby UGH Partnerships sold to the Purchasers partnership units representing 35.6% of the partnership interests of the UGH Partnerships for an aggregate purchase price of $7,120,000 pursuant to the UGH Partnerships Private Placement Memorandum (“PPM”) dated December 7, 2010. The Subscription Agreements were executed with individual Purchasers during the period December 15, 2010 through February 14, 2011 and were deemed effective February 15, 2011. These partnership units were converted into 56,388,831 shares of common stock of SeaBridge pursuant to the March 28, 2011 reverse acquisition of SeaBridge and UGH Partnerships (“Reverse Acquisition”), resulting in a $.13 per share equivalent price. The $.13 per share equivalent price of the February 15 private placement is representative of the fair value of UGH Partnerships at the time. Approximately 88.6% of the Purchasers were new third-party investors in the UGH Partnerships.
On February 28, 2011, the UGH Partnerships entered into the following agreements (collectively referred to as the “February 28 Agreements”):
a. Executive Unit Agreements with certain key executives (the “Executive Issuance”), whereby UGH Partnerships sold partnership units representing 9% of the partnership interests of the UGH Partnerships, for an aggregate purchase price of $1,800,000 which were converted into 22,040,000 shares of common stock of SeaBridge pursuant to the Reverse Acquisition, resulting in a $.09 per share equivalent price.
b. Debt Exchange Agreements with certain creditors (“Debt Exchange”), under which the creditors released UGH Partnerships from obligations totaling $3,500,000 in exchange for partnership units representing 17.5% of the partnership interests of the UGH Partnerships which were converted into 40,600,587 shares of SeaBridge common stock pursuant to the Reverse Acquisition, resulting in a $.09 per share equivalent price.
c. Agreement to terminate the management services agreement with APS (“Termination Agreement”), under which UGH Partnerships issued partnership units representing 5% of the partnership interests of the UGH Partnerships, valued at $1,000,000, which were converted into 11,600,000 shares of SeaBridge common stock pursuant to the Reverse Acquisition, resulting in a $.09 per share equivalent price.
The unit price of the February 28 Agreements was based upon the unit pricing in the February 15, 2011 private placement, after dilution, and is representative of fair value at February 28, 2011. The $.04 differential in the per share equivalent price of the February 28 Agreements and the February 15 private placement is due to dilution resulting from the issuance of partnership units pursuant to the February 15 private placement. Although UGH Partnerships were in discussions with SeaBridge regarding a potential future Reverse Acquisition at February 28, 2011, such discussions were in preliminary stages and there was high uncertainty regarding consummation of the Reverse Acquisition with SeaBridge. Therefore, the Company concluded the partnership unit issuance price for the February 15 private placement was the best indicator of fair value at February 28, 2011.

Securities and Exchange Commission
October 4, 2011

On February 28, 2011 SeaBridge common stock traded on the OTCBB at $.35 to $.42 per share and on March 28, 2011, the date of the Reverse Acquisition, SeaBridge common stock traded on the OTCBB at $.81 per share. As discussed above, the Merger transaction was accounted for as a recapitalization. Accordingly, the Company believes there is no direct relationship between the per share trading price of SeaBridge and the fair value of UGH Partnership Units (converted to shares upon the Merger) prior to or at the time of the Merger transaction.
The Company did not recognize an expense component with the Executive Issuance or Debt Exchange as the units issued under the respective agreements were sold at a per unit fair value price. In conjunction with the Termination Agreement, the Company assumed APS’ loan obligations of approximately $740,000 and APS cancelled the receivable due from UGH Partnerships of approximately $2,543,000, resulting in a net gain on cancellation of liability of approximately $803,000.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 45
19.	Please provide us proposed revised disclosure to be included in future periodic reports that discloses the day’s sales outstanding for each period presented. Please discuss the reason for any significant changes from the prior period.
Response: We propose the following disclosures to be included in future filings in response to this comment:
Our day’s sales outstanding was  _____  days at September 30, 2011, which compares to  _____  days at December 31, 2010, within our target of less than 50 days. To calculate our day’s sales outstanding, we divide our accounts receivable net of allowance for doubtful accounts, by our revenue per day. Our revenue per day is calculated by dividing our quarterly revenues by the number of calendar days in the quarter.

Securities and Exchange Commission
October 4, 2011

Critical Accounting Policies
Revenue Recognition, page 46
Allowance for Doubtful Accounts, page 47
20.	Please provide us proposed disclosures to be included in future filings that include a discussion of the specific nature of and significance of estimates affecting revenue recognition including charity care. Quantify, preferably in a tabular format each significant item that reduces gross sales to net sales. Quantify and disclose the reasonably possible effects that a change in estimate of contractual adjustments could have on financial position and operations as of the latest balance sheet date as you indicate in the last paragraph on page 46 that such changes could be material.
Response: We propose the following disclosures to be included in future filings in response to this comment:
The process of estimating contractual allowances requires us to estimate the amount we expect to receive based on our payor contracts as well as our governmental payors, such as Medicare and Medicaid. The key assumption in this process is the estimated reimbursement percentage, which is based on payor classification, historical paid claims data and, in the case of Medicare, actual DRG data. Due to the complexities involved in these estimates, actual payments we receive could be different from the amounts we estimate and record. If the actual contractual reimbursement percentage under government programs and managed care contracts differed by 1% at September 30, 2011 from our estimated reimbursement percentage, net income for the period ended September 30, 2011 would have changed by approximately $XXXXXX, and net accounts receivable at September 30, 2011 would have changed by $XXXXXX. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties. We account for adjustments to previous program reimbursement estimates as contractual allowance adjustments and report them in the periods that such adjustments become known. Contractual allowance adjustments relative to final settlements and previous program reimbursement estimates impacted net revenue and net income by an [insignificant] amounts in each of the three- month and nine-month ended September 30, 2011 and 2011.
The following table shows gross revenues and contractual allowances for the three and nine months ended September 30, 2011 and 2010:

	Three Months ended September 30				Nine Months ended September 30
	2011		2010		2011		2010
Gross billed charges	$ XX,XXX,XXX		XX,XXX,XXX		XX,XXX,XXX		XX,XXX,XXX
Contractual allowance	X,XXX,XXX		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX
Net revenue	$ X,XXX,XXX		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX
Contractual allowance percentage	XX	%	XX	%	XX	%	XX	%

Securities and Exchange Commission
October 4, 2011

21.	Please provide us proposed revised disclosure to be included in future periodic reports that includes the following information:
•	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on your own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc., or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, for example, Medicare and Medicaid, Managed care and other, and Self-pay. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.
•	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classifications they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
Response: We propose the following disclosures to be included in future filings in response to this comment:
Aging by Payor Mix:

% of Accounts Receivable as of September 30, 2011
	Under 91 Days		91-180 Days		Over 180 Days
Medicare & Medicaid	x	%	x	%	x	%
Managed Care & other	x	%	x	%	x	%
Self-Pay	x	%	x	%	x	%
Total	x	%	x	%	x	%
We do not have any significant amounts subject to pre-approval from third party payors because our business office obtains approvals prior to admission based on information provided by our patients.
22.	Please provide us proposed disclosure to be included in future filings that discloses your policy for collecting co-payments.
Response: We propose the following disclosures to be included in future filings in response to this comment:
We attempt to collect deductibles, co-payments and self-pay accounts prior to or at the time of service for non-emergency care. If we do not collect these patient responsibility accounts prior to the delivery of care, the accounts are handled through our billing and collections processes.

Securities and Exchange Commission
October 4, 2011

23.	Please provide us proposed disclosure to be included in future filings that clarifies the steps you take in collecting accounts receivable. Revise your disclosure of your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off to address the following matters:
•	Whether or not and to what extent you use specific identification for account write-offs;
•	Whether or not and to what extent your write-off process is automated or manual; and
•	Why you merely believe that there has not been a material difference between your bad debt allowances and the ultimate historical collection rates on accounts receivable. It appears that you should know whether such a material difference exists.
Response: We propose the following disclosures to be included in future filings in response to this comment
We verify each patient’s insurance coverage as early as possible before a scheduled admission or procedure with respect to eligibility, benefits, and authorization/pre-certification requirements in order to notify patients of the amounts for which they will be responsible. We attempt to verify insurance coverage within a reasonable amount of time for all emergency room visits and urgent admissions in compliance with EMTALA. We do not pursue collection of amounts related to patients who meet our guidelines to qualify as charity care.
In general, we perform the following steps in collecting our accounts receivable: We collect deductibles, co-payments and self-pay accounts prior to or at time of service if possible; we bill and follow-up with third party-payors as soon as possible following discharge; we make collection calls on a regular basis; we utilize the services of outside collection agencies; we write-off of accounts manually if collection efforts are unsuccessful.
The amount of the allowance for doubtful accounts is based upon management’s assessment of historical write-offs and expected net collections, business and economic conditions, trends in federal, state, and private employer health care coverage and other collection indicators. Management relies on the results of detailed reviews of historical write-offs and recoveries as a primary source of information in estimating the collectability of our accounts receivable. These estimates have not resulted in material adjustments to our allowance for doubtful accounts or period-to-period comparisons of our results of operations.

Securities and Exchange Commission
October 4, 2011

In our responses to the Comment Letter set forth in this letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Michael L. Griffin Michael L. Griffin

/s/ Edward T. Laborde, Jr. Edward T. Laborde, Jr.